

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Quek Leng Chuang
Chief Executive Officer
ESGL Holdings Ltd
101 Tuas South Avenue 2
Singapore 637226

> **Re: ESGL Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed April 12, 2024**
> **File No. 333-278644**

Dear Quek Leng Chuang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Levine, Esq.